EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this registration statement on Form S-4 of United Community Financial Corp. of our report dated August 31, 2007, relating to the consolidated financial statements of PVF Capital Corp. and our report dated the same date on PVF Capital Corp.’s management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of internal control over financial reporting of PVF Capital Corp., which reports are included in Form 10-K for PVF Capital Corp. for the year ended June 30, 2007. We also consent to the reference to us under the heading “Experts” in the joint proxy statement/prospectus which is part of this registration statement.
/s/ Crowe Chizek and Company LLC
Cleveland, Ohio
October 10, 2007